April 22, 2005

VIA EDGAR AND UPS OVERNIGHT

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Accredo Health, Incorporated (the “Company”)
Form 10-K for the fiscal year ended June 30, 2004
File No. 000-25769

Dear Mr. Rosenberg:

     With regard to the above filing, Accredo Health, Incorporated acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joel R. Kimbrough

Joel R. Kimbrough
Senior Vice President, Chief Financial
Officer, and Treasurer